THELEN REID & PRIEST LLP
                                                                Attorneys at Law
                                                        ------------------------

                                                                875 Third Avenue
                                                         New York, NY 10022-6225

                                                               Tel. 212.603.2000
                                                               Fax  212.603.2001

                                                              www.thelenreid.com



                                         December 12, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

          Re:  MTM Technologies, Inc.
               Registration Statement No. 333-127587

Dear Sirs and Madams:

     On behalf of our client, MTM Technologies, Inc. (the "Company"), we are transmitting herewith an amended Registration Statement (Amendment No. 3) on Form S-3 of the Company ("Amendment No.3").

     The Company's response to the comments of the staff of the Securities and Exchange Commission (the "Staff") contained in the letter of Barbara C. Jacobs, Assistant Director, dated November 22, 2005 (the "Comment Letter") (numbered in accordance with the numbering sequence contain in the Comment Letter) is as follows:

     1. The Nexl transaction was consummated on December 1, 2005. The Company has filed a Form 8-K disclosing the required pro forma financial statements.

     2. We had a conversation with Mr. Daniel Lee of your office on December 5, 2005, where we further outlined our position. We restate our answer given in paragraph 2 of our response letter addressed to you dated November 7, 2005. We continue to believe that at the time of filing of the Form S-3 relating to the Series A-4 Preferred Stock and warrants, the Purchasers held a separate contractual right to acquire the Series A-5 Preferred Stock for which the Purchasers had paid significant consideration, and as such, we believe that the private placement relating to the Series A-4 Preferred Stock was complete prior to the initial filing of the registration statement.

     3. A description of the additional pending offering on registration number 333-128434 has been added to the front page of the prospectus.

VIA EDGAR
December 12, 2005
Page 2


     4. The Series A-5 Preferred Stock was originally included in the Selling Shareholders table since the shareholders had an outstanding option to purchase such stock. The disclosure referenced that the shareholders did not own the Series A-5 Preferred Stock, but rather had an option to purchase. As the option to Purchase the remaining Series A-5 Preferred Stock expired on December 10, 2005, the current S-3 does not include the remaining options.

     5. A description of the Voting Agreement has been added on pages 7-8 of Amendment No. 3.

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the above referenced registration statement be declared effective on December 13, 2005, or as soon thereafter as practicable.

     The Company acknowledges that:

     1. should the Securities and Exchange Commission (Commission) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

     3. the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Kindly direct any comments you may have regarding the revised Registration Statement to the undersigned (direct dial: (212) 603-2361; fax: (212) 829-2078).

     Thank you for your attention to this matter.

                                         Kind Regards,

                                         /s/ Tammy Fudem

                                         Tammy Fudem

cc: John Kohler
    Ann Gill